Filed Pursuant to Rule 433

Registration No. 333-224357

Registration No. 333-224357-01

Issuer Free Writing Prospectus dated April 25, 2018

Relating to Preliminary Prospectus Supplement dated April 20, 2018

CNOOC LIMITED

Pricing Term Sheet

4.375% Notes due 2028 (the “2028 Notes”)

Issuer:	CNOOC Finance (2015) U.S.A. LLC

Guarantor:	CNOOC Limited

Principal Amount:	US$1,000,000,000

Maturity Date:	May 2, 2028

Coupon:	4.375%

Public Offering Price:	99.591% of principal amount

Ranking:	Senior unsecured

Format:	SEC registered

Listing:	The Stock Exchange of Hong Kong Limited

Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof

Yield to Maturity:	4.426%

Spread to Benchmark Treasury:	1.400%

Benchmark Treasury:	2.750% due 02/2028

Benchmark Treasury Price and Yield:	97-21+ and 3.026%

Interest Payment Dates:	May 2 and November 2, commencing November 2, 2018

Interest Record Dates:	April 17 and October 18 immediately preceding each Interest Payment Date

Day Count Convention:	30/360

Optional Redemption:	Treasury Rate plus 25 basis points

Trade Date:	April 25, 2018

Settlement Date:	May 2, 2018

Expected Listing Date:	On or about May 3, 2018

CUSIP/ISIN:	12634M AE0 / US12634MAE03

Expected Issue Ratings*:	A1 by Moody’s / A+ by S&P

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners:	Bank of China Limited (中国银行股份有限公司)

BOCI Asia Limited (中银国际亚洲有限公司)

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs (Asia) L.L.C.

The Hongkong and Shanghai Banking Corporation Limited

J.P. Morgan Securities LLC

Joint Bookrunners	ICBC International Securities Limited

Mizuho Securities USA LLC

Natixis Securities Americas LLC

Société Générale

Pricing Term Sheet

3.750% Notes due 2023 (the “2023 Notes”)

Issuer:	CNOOC Finance (2015) U.S.A. LLC

Guarantor:	CNOOC Limited

Principal Amount:	US$450,000,000

Maturity Date:	May 2, 2023

Coupon:	3.750%

Public Offering Price:	99.392% of principal amount

Ranking:	Senior unsecured

Format:	SEC registered

Listing:	The Stock Exchange of Hong Kong Limited

Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof

Yield to Maturity:	3.885%

Spread to Benchmark Treasury:	1.050%

Benchmark Treasury:	2.500% due 03/2023

Benchmark Treasury Price and Yield:	98-15 and 2.835%

Interest Payment Dates:	May 2 and November 2, commencing November 2, 2018

Interest Record Dates:	April 17 and October 18 immediately preceding each Interest Payment Date

Day Count Convention:	30/360

Optional Redemption:	Treasury Rate plus 20 basis points

Trade Date:	April 25, 2018

Settlement Date:	May 2, 2018

Expected Listing Date:	On or about May 3, 2018

CUSIP/ISIN:	12634M AD2 / US12634MAD20

Expected Issue Ratings*:	A1 by Moody’s / A+ by S&P

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners:	Bank of China Limited (中国银行股份有限公司)

BOCI Asia Limited (中银国际亚洲有限公司)

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs (Asia) L.L.C.

The Hongkong and Shanghai Banking Corporation Limited

J.P. Morgan Securities LLC

Joint Bookrunners	ICBC International Securities Limited

Mizuho Securities USA LLC

Natixis Securities Americas LLC

Société Générale

The aggregate proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by the Issuer and the Guarantor, are estimated to be approximately US$1,437.5 million.

This pricing term sheet should be read in conjunction with the prospectus dated April 20, 2018, as supplemented by the preliminary prospectus supplement dated April 20, 2018 (the “Prospectus Supplement”), relating to this offering. The following information amends and supplements the Prospectus Supplement:

The Notes may initially be sold to a small number of investors. Accordingly, a liquid trading market may not develop or be sustained, in which case you may not be able to resell your Notes at their fair market value or at all. In addition, one or more of the initial investors may purchase a significant percentage of the aggregate principal amount of the Notes in this offering. If such investor sells a material portion of the Notes at any one time, it could materially and adversely affect the trading price of the Notes. Furthermore, investors that hold a significant percentage of the Notes may be able to exercise certain rights and powers and may have significant influence on matters voted on by holders of the Notes. For example, holders of at least 25% in aggregate principal amount of the outstanding Notes may declare all the Notes to be immediately due and payable if certain types of events of default have occurred and are continuing.

In respect of the 2023 Notes, five institutional investors are each expected to purchase more than 5.0% of the 2023 Notes, including one investor who is expected to purchase 22.0%, at the initial public offering price and on the same terms as the other 2023 Notes are being offered. These five investors are expected in aggregate to initially hold approximately 67.6% of the 2023 Notes. Similarly, in respect of the 2028 Notes, six institutional investors are each expected to purchase more than 5.0% of the 2028 Notes, including one investor who is expected to purchase 38.0%, at the initial public offering price and on the same terms as the other 2028 Notes are being offered. These six investors are expected in aggregate to initially hold approximately 66.6% of the 2028 Notes.

Affiliates of Bank of China Limited are in aggregate expected to purchase approximately 20.4% of the 2023 Notes and approximately 7.6% of the 2028 Notes for asset management and/or proprietary purposes and not with a view to distribution.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010, Attn: Prospectus Department, telephone: 1-800-221-1037; Prospectus Department, Goldman Sachs & Co, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526 / 1-212-902-9316; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, telephone: 1-866-811-8049; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Facsimile: +1 212 834 6081, Attn: Investment Grade Finance; Mizuho Americas, 320 Park Avenue – 12th Floor, New York, NY 10022, telephone: 1-212-209-9300; Natixis Securities Americas LLC, 1251 Avenue of the Americas, New York, NY 10020; or SG Americas Securities, LLC, 245 Park Avenue New York, NY 10167, telephone: 1-855-881-2018.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

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